August 31, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canadian Imperial Bank of Commerce Registration Statement on Form F-3 File No. 333-272447

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Canadian Imperial Bank of Commerce (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-3, as amended by Pre-Effective Amendment No. 1 (the “Registration Statement”), be declared effective at 2:00 p.m., Eastern Time on September 5, 2023, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, it would be appreciated if you would so inform Edward S. Best via telephone at (312) 701-7100 or via e-mail at EBest@mayerbrown.com or Shouhua Yu via telephone at (212) 506-2556 or via e-mail at SYu@mayerbrown.com.

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Thank you for your assistance in this matter.

Very truly yours,

Canadian Imperial Bank of Commerce

By:	/s/ ACHILLES M. PERRY
	Name:	Achilles M. Perry
	Title:	Vice President and General Counsel – Capital Markets (U.S., Europe, Asia)
Canadian Imperial Bank of Commerce